SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 13, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on April 10, 2008, entitled "StatoilHydro ASA announces that on April 9, 2008 it filed its Annual Report on Form 20-F".

Annual Report on Form 20-F

StatoilHydro ASA announces that it on 9 April 2008 filed its Annual Report on Form 20-F.

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, StatoilHydro ASA announces that on 9 April, 2008 it filed with the U.S. Securities and Exchange Commission an Annual Report on Form 20-F that included audited financial statements for the year ended December 31, 2007.

StatoilHydro’s Annual Report on Form 20-F is available online at StatoilHydro’s website at www.statoilhydro.com and also online at www.sec.gov.

StatoilHydro’s Annual Report on Form 20-F is also available in hard copy. Investors that would like to receive a printed hard copy, free of charge, may order copies of the report by using the order form at: http://www.statoilhydro.com/orderreports

Printed editions of the Annual Report on Form 20-F are available from 25. April.

Contacts:

StatoilHydro Investor relations, Morten Sven Johannessen, +47 909 34 148
StatoilHydro Investor relations U.S., Geir Bjørnstad, +1 203 978 6950

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: May 13, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer